Exhibit 12.1

MARATHON OIL CORPORATION
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

	Year Ended
	December 31,
(In millions)	2016	2015	2014	2013	2012	2011

Income (loss) from continuing operations before income taxes	$(1,235)	$(2,958)	$1,361	$2,393	$3,104	$1,615
Income from equity method investments	175	145	424	423	370	462
Income (loss) from continuing operations before income taxes and income from equity method investments	(1,410)	(3,103)	937	1,970	2,734	1,153
Add (deduct)
Fixed charges	421	382	352	360	338	504
Capitalized interest	(23)	(26)	(33)	(27)	(68)	(208)
Amortization of capitalized interest	7	5	8	21	45	107
Distributed income from equity investees	192	178	454	430	382	499
Earnings as defined	(813)	(2,564)	1,718	2,754	3,431	2,055

Net interest expense (including discontinued operations)	367	321	277	297	236	245
Capitalized interest (including discontinued operations)	23	26	33	27	68	208
Interest portion of rental expense (including discontinued operations)	31	35	42	36	34	51
Fixed charges as defined	421	382	352	360	338	504

Ratio of earnings to fixed charges	(1.93)	(6.71)	4.88	7.65	10.15	4.08

Amount by which earnings were insufficient to cover fixed charges	$1,234	$2,946	$—	$—	$—	$—